

KulaCrate

November 2, 2019

I, Vaughan P. Dugan, certify that:

(1) the financial statements of We Are Kula LLC (d/b/a KulaCrate), included in this Form are true and complete in all material respects; and

(2) the tax return information of We Are Kula LLC (d/b/a KulaCrate) included in this Form reflects accurately the information reported on the tax return for We Are Kula LLC (d/b/a KulaCrate) filed for the fiscal year ended December 31, 2018.

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Vaughan P. Dugan
Chief Executive Officer, KulaCrate

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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.